Exhibit 99(a)(2)(BB)

       News Release           TSX, AMEX Symbol: NG

NovaGold

Final Feasibility Study Completed at NovaGold’s Galore Creek Project

October 25, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX/AMEX: NG)

Highlights

•               Proven and Probable Reserves estimated at 540.7 tonnes containing 6.6 billion pounds of copper, 5.3 million ounces of gold and 92.6 million ounces of silver

•               Projected base case outcomes for first 5 years of production

                        -    Average annual production of 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver

                        -    Total cash costs of US$0.38/lb of copper, net of precious metals credits or, in terms of gold, negative US$889/oz of gold, net of copper and silver credits

                        -    Average annual after-tax net cash flows of US$414 million

•               Average life of mine production estimated at 23.7 million tonnes-per-year for 22 years, with estimated average annual production of 262 million pounds of copper, 165,000 ounces of gold and 2.7 million ounces of silver at total cash costs of US$0.62/lb of copper, net of precious metals credits or, in terms of gold, negative US$874/oz of gold net of copper and silver credits

•               Base case after-tax net present value at discount rates of 0% and 5% estimated at US$1,736 million and US$599 million, respectively, with a payback of capital costs in 4 years

Galore Creek Project Feasibility Study Results

Hatch Ltd., an independent engineering services company located in Vancouver, B.C., Canada, together with a number of specialized consultants, has completed the Feasibility Study for NovaGold’s Galore Creek project in northwestern British Columbia. This study confirms the economic viability of a conventional open-pit mining operation using long-term metals prices and provides the basis for NovaGold’s first Proven and Probable Reserves for copper, gold and silver. The Galore Creek Feasibility Study was completed under the direction of Bruce Rustad, P.Eng., Director of P&CM/Project Manager for Hatch Ltd. and an independent Qualified Person as defined by National Instrument 43-101 (“NI 43-101”). Mr. Rustad is also the independent Qualified Person responsible for the technical information in this news release. An NI 43-101 compliant summary of the Galore Creek Feasibility Study will be filed on SEDAR next week, providing a complete description of the Galore Creek Feasibility Study results.

Using base case prices of US$1.50/lb of copper, US$525/oz of gold and US$8/oz of silver, estimates of annual production and cash costs for Galore Creek are summarized below.

First 5 Years of Production (Averages)	Total Cash Costs (US$)	Copper (lbs)	Gold (ozs)	Silver (ozs)
Average total cash costs (net precious metals credits)	$0.38/lb Cu
Average total cash costs (net copper and silver credits)	- $889/oz Au
Annual Production (Recovered Metal)		432 M	341,000	4.0 M
Life of Mine Production (Averages)	Total Cash Costs (US$)	Copper (lbs)	Gold (ozs)	Silver (ozs)
Average total cash costs (net precious metals credits)	$0.62/lb Cu
Average total cash costs (net copper and silver credits)	- $874/oz Au
Annual Production (Recovered Metal)		262 M	165,000	2.7 M
Total Recovered Metal (Life of Mine)		5.8 B	3.6 M	58.5 M

“The Galore Creek Feasibility Study is the culmination of three years of comprehensive and rigorous work on the project by our Galore Creek project team and contractors, and we are grateful for the contributions from everyone who worked to achieve this major milestone for the Company,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “The Feasibility Study confirms that Galore Creek is one of the world’s largest undeveloped copper-gold-silver projects with one of the lowest cash costs in the industry, and is another important fundamental step in the Company’s market revaluation from exploration to producer valuation. We are confident that opportunities remain to increase the resource base prior to the start of production, potentially further optimizing overall economics.”

Project Economics

A financial analysis using the base case parameters set out below indicates that the Galore Creek project is expected to generate an after-tax internal rate of return of approximately 10.6% and have an undiscounted after-tax net present value of US$1.74 billion. An analysis has also been performed using spot prices, 3-year trailing average prices and a low metals price case. The Feasibility Study evaluated the capital costs, operating and processing costs, taxes and treatment charge for the project. Key project economic parameters and financial results are summarized below.

Galore Creek – Summary Financial Results

	Units	Base Case
Mine Basis
Mine Life	Years	22
Ore Tonnage milled	M tonnes	522
Strip Ratio (waste to ore)	1.64
Mill throughput (nominal)	Tonnes per day	65,000
Total capital cost (mine facilities + infrastructure)(1)	US$(millions)	1,805
Sustaining capital cost(1)	US$(millions)	122
Unit Operating Costs
Mining cost per tonne mined(1)	US$/t	1.22
Milling / Process cost per tonne ore(1)	US$/t	3.05
G&A cost per tonne ore(1)	US$/t	0.80
Total Cash Cost First 5 Years (net of precious metal credits)	US$/lb Cu	0.38
Total Cash Cost First 5 Years (net of copper and silver credits)	US$/oz Au	-889
Total Cash Cost Life of Mine (net of precious metal credits)	US$/lb Cu	0.62
Total Cash Cost Life of Mine (net of copper and silver credits)	US$/oz Au	-874
Total Co-product Cost First 5 Years (copper)	US$/lb Cu	0.67
Total Co-product Cost First 5 Years (gold)	US$/oz Au	150
Total Co-product Cost Life of Mine (copper)	US$/lb Cu	0.82
Total Co-product Cost Life of Mine (gold)	US$/oz Au	200

	Units	Base Case	3-Year Trailing Average	Spot Case (Sept 1/06)	Low Case(2)
Metal price assumptions
Copper	US$/lb	1.50	1.70	3.50	1.27
Gold	US$/oz	525	461	626	495
Silver	US$/oz	8.00	7.72	12.87	6.70
US$/CA$ exchange Rate	0.81	0.81	0.89	0.75
Financial Results
Project IRR (pre-tax)	(%)	14.1	16.6	39.0	12.9
Project IRR (after-tax)	(%)	10.6	12.7	30.7	9.5
NPV 0% discount (pre-tax)	US$(millions)	2,935	3,689	13,822	2,101
NPV 0% discount (after tax)	US$(millions)	1,736	2,189	8,287	1,235
NPV 5% discount (pre-tax)	US$(millions)	1,187	1,604	7,224	833
NPV 5% discount (after tax)	US$(millions)	599	856	4,254	395
Payback	Years	4.0	3.7	1.5	3.9
Cashflow
Annual Average After-tax Net Cashflow (years 1-5)	US$(millions)	414	445	936	384
Cumulative After-tax Net Cashflow (years 1-5)	US$(millions)	2,069	2,227	4,678	1,921

(1) Converted from C$ amounts disclosed in the Feasibility Study to US$ at the base case 0.81 long-term exchange rate.

(2) Average metal price based on N. Seldon Marketing Report with long-term staggered metal prices.

A sensitivity analysis shows that the Galore Creek project is more sensitive to changes in the copper price and USD exchange rate than other variables. The results of the metals price sensitivity analyses are set out below.

Galore Creek – Metals Price Sensitivity

Cu US$/lb	Gold US$/oz Silver US$/oz	$450 $7.00	$500 $7.50	$525 $8.00	$550 $8.25	$600 $8.50	$650 $9.00	$700 $9.50
	NPV @ 0% (US$M)	807	926	993	1,052	1,164	1,284	1,404
$1.25	NPV @ 5% (US$M) Pre-tax IRR (%)	56 7.8%	128 8.7%	169 9.2%	205 9.7%	272 10.5%	343 11.3%	415 12.2%
	After-tax IRR (%)	5.6%	6.3%	6.7%	7.1%	7.7%	8.4%	9.1%
	Payback (years)	5.7	5.5	5.3	5.1	4.9	4.6	4.4
	NPV @ 0% (US$M)	1,548	1,669	1,736	1,796	1,908	2,028	2,149
$1.50	NPV @ 5% (US$M) Pre-tax IRR (%)	488 12.9%	559 13.7%	599 14.1%	634 14.5%	700 15.2%	771 15.9%	841 16.6%
	After-tax IRR (%)	9.6%	10.3%	10.6%	10.9%	11.5%	12.1%	12.6%
	Payback (years)	4.4	4.2	4.0	4.0	3.8	3.7	3.6
	NPV @ 0% (US$M)	2,293	2,413	2,481	2,541	2,654	2,774	2,894
$1.75	NPV @ 5% (US$M) Pre-tax IRR (%)	915 17.2%	985 17.9%	1,024 18.3%	1,059 18.6%	1,125 19.2%	1,195 19.9%	1,265 20.5%
	After-tax IRR (%)	13.1%	13.7%	14.0%	14.3%	14.8%	15.3%	15.8%
	Payback (years)	3.6	3.5	3.4	3.4	3.2	3.1	3.0
	NPV @ 0% (US$M)	3,104	3,224	3,292	3,352	3,465	3,585	3,705
$2.00	NPV @ 5% (US$M) Pre-tax IRR (%)	1,376 21.4%	1,445 22.0%	1,485 22.3%	1,519 22.6%	1,585 23.2%	1,654 23.8%	1,723 24.4%
	After-tax IRR (%)	16.5%	17.0%	17.3%	17.5%	18.0%	18.5%	18.9%
	Payback (years)	2.9	2.8	2.8	2.8	2.7	2.6	2.6
	NPV @ 0% (US$M)	4,760	4,880	4,948	5,008	5,120	5,240	5,360
$2.50	NPV @ 5% (US$M) Pre-tax IRR (%)	2,310 28.7%	2,379 29.2%	2,418 29.5%	2,452 29.8%	2,517 30.3%	2,586 30.8%	2,654 31.3%
	After-tax IRR (%)	22.4%	22.9%	23.1%	23.3%	23.7%	24.1%	24.5%
	Payback (years)	2.0	2.0	2.0	1.9	1.9	1.9	1.9
	NPV @ 0% (US$M)	8,070	8,190	8,257	8,317	8,430	8,550	8,670
$3.50	NPV @ 5% (US$M) Pre-tax IRR (%)	4,163 40.6%	4,232 41.0%	4,271 41.2%	4,305 41.4%	4,370 41.8%	4,439 42.2%	4,507 42.6%
	After-tax IRR (%)	32.0%	32.3%	32.5%	32.6%	32.9%	33.3%	33.6%
	Payback (years)	1.4	1.4	1.4	1.4	1.4	1.4	1.4

Note: Assumes 100% equity. Base case shown in bold. NPV = Net Present Value using a discounted cash flow analysis; IRR = Internal Rate of Return

Total capital costs for the base case, as outlined above in bold, are estimated at US$1.8 billion (C$2.23 billion). Capital and operating costs were estimated using second quarter 2006 input costs for construction materials and energy and assume a throughput of 65,000 tonnes per day (“tpd”). The cost estimates of the study reflect a +/- 15% feasibility study level of engineering accuracy. Increases in capital cost over the 2005 pre-feasibility level study reflect significant design changes, increases in the cost of construction materials and changes in US$/C$ exchange rates.

Project Construction

As currently envisioned, the Galore Creek project capital estimates include Phase 1 infrastructure associated with providing road and power access to the Galore Creek Valley and Phase 2 construction of the mine facilities. The Phase 1 access infrastructure elements include a mine access road, a power transmission line and an access tunnel, and represent approximately 20% of the overall capital costs for the project. Electrical power will be supplied from a connection to the BC Hydro grid where the project access road meets Highway 37. All major permits are in place to begin construction of the 138 kV transmission line to connect to the BC Hydro grid.

Phase 1 construction is anticipated to take 18 months, with access to the Galore Valley in the second half of 2008. Phase 2 construction will focus on mine facilities, with the largest portion of the capital expenditures in the last 2 years of construction. Mine production start up is anticipated to begin in early 2011 after 3 months of commissioning. The mine is envisioned as a conventional open-pit operation with a 65,000 tpd process plant based on crushing, grinding, flotation, thickening and filtration of a copper concentrate, which would be shipped to the Port of Stewart for off-site smelting and refining of the copper, gold and silver.

NovaGold will continue to work closely with Rothschild Inc., Citigroup and RBC Capital Markets on financing alternatives for the development of the Galore Creek project.

“NovaGold is rapidly advancing the Galore Creek project to production,” said Peter Harris, Chief Operating Officer of NovaGold. “Our experienced construction team is ramping up and is ready to begin construction on the first phase access infrastructure for the project as soon as we have Board approval, following receipt of permits. Based on the Provincial and Federal permitting schedule, the project is on target to receive permits in the second quarter of 2007. Completion of the first phase of construction should add substantial value to the project and reduce overall project development risk by providing road access and power to the Galore Creek mine site in preparation for the second larger phase of actual mine construction.”

Environmental Assessment and Permitting

The Galore Creek environmental assessment process was initiated in February 2004. As part of the environmental assessment review process, a series of public meetings was held in various communities in northern British Columbia and Alaska, with the public and regulator comment periods running from July 10th to September 8th and 22nd, respectively.

The Tahltan Central Council submitted their comments to the British Columbia Environmental Assessment Office on October 18th, including a letter of support from the Chair of the Tahltan Central Council that stated: “The Tahltan believe that NovaGold provides the leadership, management and vision in partnership with the Tahltan Nation to make the Galore Creek project socially and environmentally sustainable. The present leadership of NovaGold is creative and transformative in their approach to the relationship with the Tahltan Nation and in taking mining to the next level of social and environmental responsibility. NovaGold is the mining industry leader in Tahltan territory to take mining to this next level that will ensure mining brings more benefits than impacts to the Tahltan and BC citizens. The Tahltan Nation is supporting the Galore Creek project in receiving an Environmental Assessment Certificate.” The Tahltan Nation is currently negotiating with the B.C. Government to reach an understanding on Tahltan rights, titles and interests in the near future.

As part of the concurrent permitting process, NovaGold has filed an application with the B.C. Government to obtain a surface lease over a portion of the Grace claims, under option from Pioneer Metals Corporation, where NovaGold intends to build a tailings and waste rock storage facility for the Galore Creek project. A recent report from the British Columbia Ministry of Energy, Mines and Petroleum Resources has concurred that NovaGold’s drilling on the Grace property over the past 3 years is sufficient to confirm that there is no economic mineralization in the area proposed for the tailings and waste storage facility. The Ministry’s findings are an important confirmatory step in the development of the Galore Creek project. A final decision on granting a surface lease from the B.C. Government is expected after issuance of the Environmental Assessment certificate in the first quarter of 2007.

The current Provincial and Federal environmental assessment process is targeted to be concluded in the first quarter of 2007, with construction targeted to begin in the second quarter of 2007 upon issuance of appropriate permits.

Galore Creek Reserve and Resource Estimates

The Galore Creek Feasibility Study estimates Proven and Probable Reserves for the Galore Creek project as of October 2006, as summarized below.

Galore Creek Reserve Estimate(1)

Class	Run of Mine Tonnage (Millions)	Cu (%)	Au (g/t)	Ag (g/t)	Contained Copper (B lbs)	Contained Gold (M ozs)	Contained Silver (M ozs)
Proven	239.5	0.625	0.343	6.01	3.30	2.64	46.28
Probable	301.3	0.503	0.271	4.78	3.34	2.63	46.30
Total	540.7	0.557	0.303	5.32	6.64	5.27	92.58

(1)Cutoff grade of 0.25% copper equivalent (CuEq). CuEq calculation is based on net smelter return and uses metal prices of US$1.25/lb of copper, US$450/oz of gold and US$7/oz of silver.

The project Reserves have been estimated using a C$3.82/t net smelter return (net of offsite concentrate and smelter charges and onsite plant recovery) as a cutoff for break-even ore/waste selection and for the grade bins for cashflow optimization. Detailed pit phases were engineered from the results of a Lerchs-Grossman sensitivity analysis and resulted in using a 3.6% dilution for all material above the 0.25% CuEq cut-off grade and assuming mining losses of 2.4%. Reserves have been estimated assuming metal recoveries based on detailed metallurgical recovery program results, specific to each individual pit area, ranging from 88–92% recovery for copper, 68–76% recovery for gold and 57–71% recovery for silver, and a copper concentrate grade ranging from 26–28% copper. Proven and Probable Reserves are considered to be “ore”, which by definition is economically recoverable.

The updated resource estimate used for the Feasibility Study was filed on SEDAR on September 12, 2006 and completed by Mike Lechner, RPG of Resource Modeling Inc., an NI 43-101 Qualified Person.

Galore Creek Measured, Indicated and Inferred Resource Estimate(1)

Resource Category	Tonnes (Millions)	Cu (%)	Au (g/t)	Ag (g/t)	CuEq(2) (%)	Copper (B lbs)	Gold (M ozs)	Silver (M ozs)
Measured	263.6	0.62	0.35	5.9	0.81	3.6	3.0	50.0
Indicated	485.3	0.46	0.28	4.3	0.63	4.9	4.4	67.1
Measured + Indicated	748.9	0.52	0.30	4.9	0.69	8.5	7.4	117.1
Inferred(3)	464.9	0.36	0.33	4.9	0.59	3.4	4.3	66.0

(1) Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

(2) Copper-equivalent (CuEq) calculations use metals prices of US$1.25/lb of copper, US$450/oz of gold and US$7/oz of silver. Copper-equivalent calculations (CuEq%) reflect gross metal content that has been adjusted for metallurgical recoveries based on the metallurgical domain testwork completed by Hatch Ltd. Copper recovery is expressed as a formula unique to each metallurgical domain necessary to derive copper concentration grades. Gold and silver recoveries of each metallurgical domain are expressed as a proportion of copper recovery.

(3) Includes the Copper Canyon Inferred Resource on an 80% basis calculated using a 0.35% CuEq cut-off grade, as previously stated in the technical report titled “Geology and Resource Potential of the Copper Canyon Property” issued in February 2005. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See “Cautionary Note Concerning Reserve and Resource Estimates”.

The current reserve and resource model was based on all data available through the 2005 season and constructed by Kevin Francis, P.Geo. and Resource Manager for NovaGold and Mike Lechner, RPG of Resource Modeling Inc., who are both NI 43-101 Qualified Persons. The reserve and resource estimates are based on a 3-D computer block model with copper, gold and silver block grades estimated into 25 meter x 25 meter x 15 meter high blocks using 5-meter-long drill hole composites. Prior to compositing the drill hole grades, high-grade outlier values were cut based on an analysis of cumulative probability plots. The grade models were validated by visual and statistical methods and are deemed to be globally unbiased. The blocks were then classified into Measured, Indicated and Inferred Mineral Resource categories using the number of data and distance to data method. No environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues are expected to materially affect the above estimates of mineral reserves or resources.

Since 2003, NovaGold has conducted a series of diamond drilling campaigns and completed 758 diamond drill holes totaling over 187,267 meters (614,400 feet) to further define and delineate the known mineralized zones and develop a detailed 3-D geologic model within the Galore Creek area. In addition to diamond drilling, data collected from the property since the early 1960s include soil, stream sediment, rock geochemistry programs, helicopter airborne magnetic and radiometric surveys, ground-based IP/resistivity surveys and seismic refraction surveys.

NovaGold is nearing completion of its 2006 expansion drilling program at Galore Creek. Additional results from this 35,000 meter program are expected over the coming weeks. Drilling to date has shown potential to expand the open pits to the south and west. An updated resource estimate based on this season’s drilling will be completed in the fourth quarter of 2006.

Feasibility Project Management and Contributions

The Galore Creek feasibility study led by Bruce Rustad, P.Eng., Director of P&CM/Project Manager for Hatch Ltd., was prepared with contributions from various consultants. The main contributors are summarized below. A more complete list is included in the Feasibility Study and the NI 43-101 technical report, which will be filed next week.

Jim Gray, P.Eng.	IQP, Mining	GR Technical Services Ltd.
Mike Lechner, RPG	IQP, Resource Estimate	Resource Modeling Inc.
Iain Bruce, P.Eng., P.Geo.	IQP, Tailings Design	BGC Engineering Inc.
Bob Parolin, P.Eng.	IQP, Access Road	McElhanney Consulting Services Ltd.
Clem Peltier, President	Environmental	Rescan / Rescan Tahltan Environmental Consultants

IQP = Independent Qualified Person

Readers are cautioned that the conclusions, projections and estimates set out in this press release are subject to important qualifications, assumptions and exclusions, all of which are detailed in the Feasibility Study. To fully understand the summary information set out above, the Feasibility Study (or the related NI 43-101 technical report that will be filed on SEDAR) should be read in its entirety.

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

More Information About The Unsolicited Barrick Bid

Barrick’s hostile takeover bid has been extended for a fourth time to 9:00 PM Toronto time on November 7, 2006 and increased to US$16.00 per share in cash. A Special Committee comprised of NovaGold’s independent directors together with financial and legal advisors is evaluating the revised offer from Barrick. On August 12, 2006, based on the recommendation of the Special Committee, NovaGold’s Board of Directors unanimously recommended that shareholders reject Barrick’s hostile offer to acquire all of the outstanding shares of NovaGold for US$14.50 per share in cash. The Board determined that Barrick’s US$14.50 per share offer was inadequate and significantly undervalued NovaGold’s world-class gold and copper projects and the Company’s growth potential.

NovaGold’s Board will issue an update to its Directors’ Circular and amend its related Solicitation/ Recommendation Statement on Schedule 14D-9 that will contain important information, including the Board’s recommendation to shareholders with respect to Barrick’s amended offer. NovaGold advises shareholders to defer making any decision with respect to Barrick’s amended offer until they have had an opportunity to review the updated Directors’ Circular and the related amendment to its Solicitation/Recommendation Statement, which will be available shortly.

Shareholders are urged to read the August 12, 2006 Directors’ Circular and Solicitation/ Recommendation Statement on Schedule 14D-9, the Notice of Change to the Directors’ Circular dated August 24, 2006, and any amendments thereto, including the forthcoming amendment that will contain the recommendation of NovaGold’s Board of Directors with respect to the revised Barrick offer, when they become available, because they will contain important information. The Directors’ Circular and Solicitation/Recommendation Statement and any amendments will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and available free of charge on the SEC’s website at www.sec.gov. The Directors’ Circular and Solicitation/Recommendation Statement and any amendments will also be available on SEDAR’s website at www.sedar.com. In addition, these materials may be obtained free of charge from NovaGold by directing a request to NovaGold’s corporate secretary at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227. Other reports filed by or furnished to the SEC or SEDAR by NovaGold may be obtained free of charge at www.sec.gov, www.sedar.com or from NovaGold’s corporate secretary as well. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future developments in Barrick's tender offer for all of the outstanding shares of NovaGold's capital stock; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; and NovaGold's future operating or financial performance and future share prices, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold's expectations include uncertainties involved in litigation, including litigation concerning Barrick and the Donlin Creek property, Pioneer Metals and the Galore Creek property; uncertainties arising out of Barrick's management of the Donlin Creek property and disagreements with Barrick with respect thereto; uncertainties about the conduct of Barrick's tender offer, including any future modifications to the terms of Barrick's tender offer; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; and other risks and uncertainties disclosed under the heading "Caution Regarding Forward-Looking Statements" in NovaGold's Directors' Circular and under the heading "Risk Factors" and elsewhere in NovaGold's Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold's annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the term “resources” and NovaGold’s Directors’ Circular uses the terms “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred Resources are in addition to Measured and Indicated Resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates referred to in this press release or NovaGold’s Directors’ Circular or released by NovaGold in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

# # #

CONTACTS

Investors:	Media:

Greg Johnson	John Lute / Peter Aterman
Vice President, Corporate Communications	Lute and Company
and Strategic Development	(416) 929-5883
(604) 669-6227 or 1-866-669-6227	Matt Sherman / Jamie Moser

Don MacDonald, CA	Joele Frank, Wilkinson Brimmer Katcher
Senior Vice President & CFO	(212) 355-4449
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833